Exhibit 99.2

Form 51-102F3
Material Change Report

1.	Name and Address of Company

MAG Silver Corp.
Suite 770 - 800 West Pender Street
Vancouver, BC
V6C 2V6   Canada

2.	Date of Material Change

October 3, 2012

3.	News Release

MAG Silver Corp. (the “Company”) issued a news release dated October 3, 2012 (the “News Release”) relating to the material change.  The News Release was distributed through Marketwire and filed with the applicable securities regulatory authorities.

4.	Summary of Material Change
On October 3, 2012, the Company announced that Roscoe Postle Associates Inc. (“RPA”) has completed the first independent mineral resource estimate for the Bridge Zone/Jose Manto on its 100% owned Cinco de Mayo Property in northern Chihuahua, Mexico.  Inferred Mineral Resources are estimated to be 12.45 million tonnes at 132 grams per tonne (“g/t”) (3.9 ounces per ton (“opt”)) silver, 0.24 g/t gold, 2.86% lead, and 6.47% zinc (9.33% lead plus zinc).

An economic cut-off grade set at a net smelter return (“NSR”) of US$100 per tonne was applied as the base case for this estimate.

5.	Full Description of Material Change

For a full description of the material change, please see “Schedule A” below.  The press release may also be viewed on SEDAR at www.sedar.com .

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.

7.	Omitted Information
No information has been omitted on the basis that it is confidential information.

8.	Executive Officer
The following executive officer of the Company is knowledgeable about the material change and may be contacted regarding the change:

Dan MacInnis

President and Chief Executive Officer

Telephone: (604) 630-1399

Facsimile: (604) 681-0894

9.	Date of Report

October 3, 2012

SCHEDULE A

MAG Silver Corp. For Immediate Release	October 3, 2012 NR#12-21

MAG SILVER REPORTS INITIAL MINERAL RESOURCE
ESTIMATE AT CINCO DE MAYO

Inferred Resources:  12.45 Million Tonnes 132 g/t Ag, 0.24 g/t Au, 2.86% Pb and 6.47% Zn

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) (“MAG” or the “Company”) is pleased to announce that Roscoe Postle Associates Inc. (“RPA”)  has completed the first independent mineral resource estimate for the Bridge Zone/Jose Manto on its 100% owned Cinco de Mayo Property in northern Chihuahua, Mexico.  Inferred Mineral Resources are estimated to be 12.45 million tonnes at 132 grams per tonne (“g/t”) (3.9 ounces per ton (“opt”)) silver, 0.24 g/t gold, 2.86% lead, and 6.47% zinc (9.33% lead plus zinc) (see Table 1).

An economic cut-off grade set at a net smelter return (“NSR”) of US$100 per tonne was applied as the base case for this estimate. No data from recent drill hole CM-12-431 in the newly discovered deep Pegaso Zone (see press release dated July 18, 2012) was used in this estimate.

Sensitivity analysis of the new resource to higher NSR cut-offs reveals significant higher grade portions.  This is demonstrated by the $150 NSR cut-off case which gives a total of 9.4 million tonnes of 151 g/t (4.4 opt) silver, 0.26 g/t gold, 3.37% lead, and 7.35% zinc (see Table 2).

The mineral resource estimate is based on drill results available to September 1, 2012 and is entirely classified as Inferred Mineral Resources.  Drill sections were spaced 100 to 250 metres along strike with intercepts on each section averaging 50 metres apart down dip.  The resource remains open in several directions.  A National Instrument 43-101 technical report documenting the mineral resource estimate will be filed on SEDAR within 45 days.

“We are pleased, but not surprised, to see a significant resource begin to materialize at the Bridge Zone/Jose Manto” said Dan MacInnis, MAG’s President and CEO. “Combined with Juanicipio, Cinco de Mayo now gives MAG two significant high grade assets.  Although we are still in the early stages, Cinco de Mayo is showing very strong potential for an increase to a substantial size.  We expect to follow our exploration model and link the Bridge Zone/Jose Manto to the new Pegaso Zone discovery at depth.  The 61 metre thick massive sulphide intercept in Pegaso Zone discovery hole CM-12 431, (Press Release July 18, 2012) strongly indicates that there is abundant potential for a much larger resource to emerge at depth.”

The Inferred Mineral Resources are located exclusively in and along the Bridge Zone and Jose Manto (see Diagram 1)  These constitute two separate yet related zones, that when combined demonstrate overlapping manto-style, silver-rich base metal mineralization over a 4,000 metre strike length at depths ranging from 125 to 900 metres.  Unlike some manto deposits in the region, both the Bridge Zone and Jose Manto display both good geometric and grade continuity allowing correlation section to section.  The Bridge Zone/Jose Manto shows all of the hallmarks of being the distal to medial part of a major Carbonate Replacement Deposit (“CRD”) system that MAG has been systematically exploring at Cinco de Mayo. The size and geological characteristics are the kind of major silver, lead and zinc mineralization long expected at Cinco de Mayo, and it’s open in all directions. This first resource estimate validates MAG’s systematic exploration methodology, which has been rewarded by another major discovery.

The next phase of work will be to further delineate the extent of the Bridge Zone/Jose Manto.  In-fill drilling will be done to allow the conversion of the inferred resource to the indicated category.  Drilling will also systematically explore the extent of the Pegaso Zone at depth. MAG is currently renewing its drilling permits based on the new regulations passed in Mexico earlier this year.  Renewals are expected to be completed in the fourth quarter of 2012.  In addition, MAG has contracted for the completion of an orientation 2- and 3-Dimensional Seismic survey to determine if the mineralized system can be better defined in this area before further drilling is undertaken.  This work is scheduled to commence shortly.

Table 1 – Mineral Resource Estimates for the Cinco de Mayo Project as of September 1, 2012

Resource Category (NSR $100 Cut off)	Tonnage Mt	Gold g/t	Silver g/t	Lead %	Zinc %	Lead + Zinc %	Silver Ounces M	Lead M lbs	Zinc M lbs
Inferred	12.45	0.24	132	2.86	6.47	9.33	52.7	785	1,777
   Footnotes:
1.	CIM Definition Standards have been followed for classification of mineral resources.
2.	Mineral resources are reported at a NSR cut-off value of US$100/tonne.
3.
NSR values are calculated in US$ using factors of $0.60 per g/t Ag, $12.32 per g/t Au, $18.63 per % Pb and $14.83 per % Zn. These factors are based on metal prices of US$27.00/oz Ag, US$1,500/oz Au, $1.15/lb Pb and $1.20/lb Zn and estimated recoveries and smelter terms.

4.	A minimum mining width of two metres was used.
5.	Totals may not add correctly due to rounding.

Table 2 – Resource Sensitivity to Various NSR Cut –Off Values
NSR CUT-OFF	Tonnage Mt	Gold g/t	Silver g/t	Lead %	Zinc %	Pb + Zn %	Silver Ounces M	Lead M lbs	Zinc M lbs
$50.00	14.93	0.23	117	2.55	5.77	8.32	56.1	839	1,899
$ 75.00	14.03	0.23	122	2.67	6.04	8.71	54.9	826	1,867
$ 100.00	12.45	0.24	132	2.86	6.47	9.33	52.7	785	1,777
$ 125.00	11.19	0.25	139	3.06	6.80	9.86	50.1	754	1,679
$ 150.00	9.36	0.26	151	3.37	7.35	10.72	45.3	695	1,517

Footnotes: As per Table 1 above, with exception of footnote 2 (mineral resources are reported at NSR cut-off values as indicated.)

About Cinco de Mayo

Cinco de Mayo (“Cinco”) is a 25,000 hectare, 100% MAG-owned property located in northern Chihuahua State, Mexico.  The property lies within a regional geological belt where some of the world’s largest CRD’s are located and mined.  Work over the last few years has revealed Cinco de Mayo as a major new CRD district within this belt.  Three major mineralization zones are now being delineated by MAG at Cinco de Mayo.

Resource Estimation Details

The Jose Manto drill hole database includes 151 diamond core holes totaling 97,609 metres drilled prior to September 1, 2012.  A set of cross sections and plan views was interpreted to construct three-dimensional wireframe models of the mineralized mantos using the descriptive logs, a minimum NSR value of approximately US$50 per tonne, and a minimum true thickness of two metres. Prior to compositing to two metre lengths, high grades assays were cut to 24% zinc, 18% lead, 1,000 g/t silver, and 4 g/t gold.  Grades and density were estimated using inverse distance cubed.

Information Concerning Estimates of Mineral Resources

Cautionary Note to Investors Concerning Estimates of Indicated Resources
This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Qualified Person – Resource: The Mineral Resources for the Cinco de Mayo Property disclosed in this press release have been estimated by Mr. David Ross, P.Geo., an employee of Roscoe Postle Associates and independent of MAG.  By virtue of his education and relevant experience Mr. Ross is a "Qualified Person" for the purpose of National Instrument 43-101.  The Mineral Resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, (November 2010). Mr. Ross, P.Geo. has read and approved the contents of this press release as it pertains to the disclosed mineral resource estimate.

About MAG Silver Corp. (www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry.  MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State.  MAG and Fresnillo plc are jointly developing a significant new silver vein on the Juanicipio Joint Venture in Zacatecas State.  MAG is based in Vancouver, British Columbia, Canada.  Its common shares trade on the TSX under the symbol MAG and on the NYSE Alternex under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

“Dan MacInnis”

CEO & Director

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.

Diagram 1 - Longitudinal Section Bridge/Jose Manto Zone